Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	March 5th, 2004

First Point Minerals Corp enters into new Base Metal / Precious Metal Exploration Venture:

Dr. Peter M D Bradshaw, P.Eng., President of First Point Minerals Corp. (TSXV: FPX) today announced that First Point has entered into an agreement with Menominee River Exploration Co. LLC, a private company based in Michigan, (“MREC”) for the purposes of advancing First Point’s Cedros property in Honduras, and MREC’s Back Forty property in Menominee County in the Upper Peninsula of Michigan.

Pursuant to the terms of the agreement, First Point and its wholly-owned subsidiary, First Point Honduras S.A. de C.V. will contribute the Cedros property to Aquila Resources Corp., a company recently incorporated under the Canada Business Corporations Act (“Aquila”), and MREC will contribute the Back Forty property. Aquila’s principal focus will be on zinc and copper deposits with commercially important gold and/or silver credits. Other classes of deposits, such as nickel with associated platinum group metals, will also be targeted. Initially, First Point will have a 22% interest in Aquila, with MREC holding the remaining 78% interest.

The Back Forty Project:

The Back Forty is an advanced stage exploration project focusing on gold and massive sulfide targets in early Proterozoic rocks. Early in 2002, drill testing of a geophysical anomaly resulted in the discovery of the LK massive sulfide zinc/gold deposit. Subsequent drilling in 2003 defined a potentially economic resource of zinc and gold rich massive sulfide mineralization, plus adjacent gold rich sections low in sulfides. The massive sulfide lenses (see Table I) show impressive widths and continuity.

Table I – Selected massive sulfide intercepts with metal grades

Drill Hole	Unit (Zone)	(m)	(m)	(m)	Au	Ag	Cu	Pb	Zn
		From	To	Interval	g/tonne	ppm	%	%	%
108402	Massive Sulfides (East Zone)	16.5	53.4	36.9	5.85	33	0.38	0.07	9.15
	Including	26.94	45.11	18.2	1.98	20	0.36	0.01	13.91
	Including	45.11	53.4	8.3	18.75	87	0.64	0.29	8.54
108406	Massive Sulfide (East Zone)	27.4	59	31.6	4.13	20	0.22	0.05	10.25
	Including	50	59	9.0	9.04	34	0.26	0.15	11.50
108421	Massive Sulfides (Main Zone)	308	381	73.0	0.87	11	0.12	0.10	7.95
	Including	308	345.3	37.3	0.80	8	0.05	0.10	11.96
	Including	308	320	12.0	0.74	9	0.08	0.11	18.89
	Including	364.5	381	16.5	0.79	9	0.13	0.03	6.93
108445	Massive Sulfides (Main Zone)	257.1	269	11.9	2.73	14	0.14	0.09	10.54
108446	Massive Sulfides (Tuff Zone)	187.2	196.7	9.5	1.08	153	0.07	5.32	20.86
108466	Massive Sulfides (Main Zone)	327.3	353.6	26.4	1.33	33	0.31	0.25	3.95
	including	327.25	333	5.8	1.34	86	0.07	1.01	5.36
	including	342.0	348.0	6.0	0.97	10	0.18	0.04	6.52
108469	Massive Sulfide (Main Zone)	351.23	377	25.8	1.76	33	0.53	0.03	0.60
	Including	351.23	353	1.8	1.47	15	0.14	0.09	4.52

The potential to expand the three massive sulfide zones is excellent. The Main Zone massive sulfides remain open down plunge to the west, and ground geophysical surveys indicate probable extension in this direction for at least another 425 meters. The Tuff Zone massive sulfide is open at depth and along strike to the east, and has not been drilled along its surface projections where there is potential for enriched gossans similar to the East Zone.

Impressive gold intercepts in a variety of host rocks peripheral to massive sulfide mineralization suggest strong potential for “gold only” style mineralization, as shown in Table II. The fact that these intercepts were random “hits” in holes targeting massive sulfide mineralization suggests good potential for expansion.

Table II – Gold intercepts peripheral to massive sulfide zones

Drill Hole	Unit	(m)	(m)	(m)	Au	Ag	Cu	Pb	Zn
		From	To	Interval	g/tonne	ppm	%	%	%
108431	Silicified QFP	430.5	438.0	7.5	6.1	42	0.08	0.88	0.01
108431	Silicified QFP	445.5	458.0	12.5	7.4	83	0.14	1.40	0.01
108435	Stringer Sulfides	279.6	285.2	5.6	19.50	161	0.20	1.24	0.45
	Including	281	285.2	4.2	25.29	202	0.23	1.50	0.24
108435	Semi-Massive Sulfides	380	390.2	10.2	7.52	48	0.42	0.30	0.60
	Including	380	386	6	11.09	66	0.31	0.39	0.72
108446	Stringer Sulfides	196.7	220	23.3	2.44	81	0.06	0.77	0.34
	Including	196.7	201	4.3	5.04	177	0.02	1.50	0.13
108446	Chloritic tuff	269.5	277.9	8.4	4.70	24	0.10	0.48	0.56
	Including	269.5	272.9	3.4	8.84	42	0.12	0.85	0.11
108448	Stringer Sulfides	302.3	317	14.7	6.15	102	0.26	1.07	0.62
	Including	302.3	305.5	3.2	21.09	338	0.76	3.27	1.67
108402	Gossan	13.41	16.46	3.05	21.47	10	0.01	0.02	0.02

The Cedros Project:

The Cedros property is located at the southern end of a belt of world-class, carbonate-hosted silver-zinc-lead deposits that extend from Mexico to central Honduras. At Cedros, the Spaniards mined the tops of high-grade, probably oxidized, massive sulfide replacement zones along a two kilometer trend in the 17th and 18th centuries. The Spaniards halted mining at relatively shallow depths when they encountered the water table.

Exploration efforts to date have been focused on geological mapping and trenching within a very strong silver-zinc-lead soil geochemical anomaly measuring approximately two by three kilometers. Within this area the geology changes from large intrusions of intermediate to acid composition in the south, hosted in carbonate rocks, to a series of small stocks, dykes and sills of similar composition to the north. The styles of mineralization also change within the property boundaries, from broader, disseminated bulk mineable silver-zinc at Carmelo Sur and Cedros Abajo in the south to the historically mined massive sulfide replacement styles at Belen, Azul and El Carmelo in the north. Trenches in the southern portion of the property, in strongly oxidized and leached outcrop, have encouraging values as detailed in the table. These are prime targets for bulk-mineable silver-zinc in carbonates and other sediments adjacent to the major intrusions. Trenches to the north have encountered much higher grades related to massive sulfide style carbonate replacement mineralization.

Cedros Abajo and Carmelo Sur – Bulk Mineable Southern Zone

Trench	Meters	Silver g/t	% Zinc	% Lead
CA-04	6.0	58.0	4.08	4.38
CA-05	45.0	17.0	1.30	1.35
CS-04	90.0	6.0	0.36	0.53
CS-05	77.0	3.0	0.36	0.35

Belen, Azul and El Carmelo – Massive Sulphide Northern Zone

Trench	Meters	Silver g/t	% Zinc	% Lead
Azul-Comedor	5.0	58.0	10.40	1.50
Azul-98RMB87	2.7	108.0	7.80	4.10
Belen East, BE-01	6.6	42.0	3.82	0.35
Jalisco	10.0	81.0	3.90	0.35

The next phase of work at Cedros will include trenching and mapping of the Cedros Abajo area (the southern bulk mineable target) followed by drilling.

Aquila Resources Corp.:

First Point has agreed to use its best efforts to assist Aquila in completing an Initial Public Offering (“IPO”) of its common shares and in making a listing application to the Exchange as soon as practicable. The monies raised in the IPO will be used to fund an ongoing program of geological and geophysical work at Back Forty and Cedros, and to provide working capital.

The Board of Aquila will consist of four individuals: Mr. Robert A. Watts, of Victoria, B.C., who is a director of First Point and several other public mining companies, Mr. Richard Lassin, of Lansing, Michigan, Mr. Douglas Duskin of Camden, South Carolina, and Mr. Thomas Quigley, of Duluth, Minnesota. Mr. Quigley will serve as president of Aquila. Aquila will also have a technical advisory board, comprised of Mr. Glenn Scott of Marquette, Michigan, Dr. Ronald Britten (First Point’s Vice-president, Exploration) and Dr. Bradshaw.

Dr. Bradshaw said he was very pleased that First Point has joined forces with MREC. “We believe there will be significant synergies and enhanced investor interest in building Aquila on the foundation of two promising base metal deposits, each with significant precious metals credits. Moreover, the economic attractiveness of Back Forty and Cedros is increased by virtue of both projects being located in regions that will realize the full benefit of substantially higher prices (in US dollar terms) of base and precious metals. The agreement to form Aquila will also enable First Point to focus its resources on advancing the Rio Luna epithermal gold deposit in Nicaragua, where drilling is currently underway, and the Cucamuya gold deposit in Honduras”.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. The Company is currently focusing its activities to explore, define and advance its Rio Luna Gold Project and Cacamaya Gold Project in Nicaragua. The Company is well financed with $2,000,000CDN in working capital, and well on its way of achieving its goal of becoming a highly successful, growth-oriented exploration company. For more information please view: www.firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.